June 19, 2026

To Our Shareholders

Hidetake Takahashi

Director,

Representative Executive Officer, President

ORIX CORPORATION

2-4-1, Hamamatsu-cho

Minato-ku, Tokyo, Japan

Second Partial Correction to the "Information Materials for the 63rd Annual General Meeting of Shareholders"

ORIX CORPORATION has made an additional partial correction to the contents of the "Information Materials for the 63rd Annual General Meeting of Shareholders". We hereby apologize for any inconvenience regarding to the repeated corrections.

The corrected part is as stated below and the correction is shown by underlined text.

Details

1．**Corrected Part:**

Notes to the Consolidated Financial Statements, Consolidated Financial Statements (U.S.GAAP)

Page 25, 4. Notes to the Consolidated Balance Sheet

(1) Assets Pledged as Collateral and Liabilities Secured by Collateral

(3) Guarantees

2．**Contents of Correction:**

＜Before Correction＞

(1) Assets Pledged as Collateral and Liabilities Secured by Collateral

Liabilities secured by collateral are as follows:

Long-Term Debt ¥776,312 million

(3) Guarantees

The summary of potential future payment and book value of guarantees liabilities of the guarantee contracts outstanding are as follows:

	Potential future payment	Book value of guarantee liabilities
Other	¥18,471 million	¥2,575 million

＜After Correction＞

(1) Assets Pledged as Collateral and Liabilities Secured by Collateral

Liabilities secured by collateral are as follows:

Long-Term Debt   ¥775,012 million

(3) Guarantees

The summary of potential future payment and book value of guarantees liabilities of the guarantee contracts outstanding are as follows:

	Potential future payment	Book value of guarantee liabilities
Other	¥18,225 million	¥0 million

End